Novaled AG
Tatzberg 49
01307 Dresden
Germany

October 18, 2013

Via Edgar and Fedex

Mr. Joseph McCann
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Novaled AG Withdrawal of Registration Statement on Form F-1 Filed March 19, 2012 File No. 333-180210

Dear Mr. McCann:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Novaled AG (the “Company”) hereby requests that its Registration Statement on Form F-1, File Number 333-180210, as initially filed with the Securities and Exchange Commission (the “Commission”) on March 19, 2012, together with all exhibits and amendments thereto (collectively, the “Registration Statement”), be withdrawn effective immediately.

The Company is seeking withdrawal of the Registration Statement due to the acquisition of the Company.  The Registration Statement has not been declared effective by the Commission, and the Company hereby confirms that no securities were sold in connection with the offering described in the Registration Statement.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date thereafter.  Please provide a copy of the Order to Krystian Czerniecki via facsimile at +49-69-4272-5210.

The Company requests that its confidential treatment application made pursuant to Rule 406 of the Securities Act also be withdrawn at this time and respectfully requests that the Commission destroy such request and any related materials.  In addition, the Company requests that pursuant to Rule 418 of the Securities Act the supplemental materials provided to the Commission be returned to the Company.

Mr. Joseph McCann Securities and Exchange Commission	-2-

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please direct any questions or comments regarding this letter to Krystian Czerniecki at +49-69-4272-5525.

Very truly yours, /s/ Harry Boehme
Harry Boehme Chief Financial Officer Novaled AG

cc:	Mary Beth Breslin
(Securities and Exchange Commission)

Krystian Czerniecki
Christopher Payne
(Sullivan & Cromwell LLP)